**Pricing supplement no. 171**
*To prospectus dated December 1, 2005,*
*prospectus supplement dated October 12, 2006 and*
*product supplement no. 34-III dated October 12, 2006*

Registration Statement No. 333-130051
Dated October 20,2006
Rule 424(b)(2)


**JPMorganChase**

| Structured Investments | **JPMorgan Chase & Co.**<br>**$1,174,000**<br>**10.35% Reverse Exchangeable Notes due October 25, 2007**<br>**Linked to the Common Stock of Qualcomm Inc.** |

## General

- The notes are designed for investors who seek a higher interest rate than the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating.  Investors should be willing to forgo the potential to participate in appreciation in the Reference Stock, be willing to accept the risks of owning equities in general and the common stock of Qualcomm Inc., in particular, and be willing to lose some or all of their principal at maturity.

- The notes will pay 10.35% interest per year.  **However, the notes do not guarantee any return of principal at maturity.  Instead, the payment at maturity will be based on the Final Share Price of the Reference Stock and whether the closing price of the Reference Stock has declined from the Initial Share Price by more than the Protection Amount ($11.38 initially) during the Monitoring Period, as described below.**

- Senior unsecured obligations of JPMorgan Chase & Co. maturing October 25, 2007*.

- Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the Reference Stock, in each case, together with any accrued and unpaid interest, as described below.

- Minimum denominations of $1,000 and integral multiples thereof.

## Key Terms

**Reference Stock:** The common stock of Qualcomm Inc., par value $0.0001 per share (NASDAQ symbol "QCOM").  We refer to Qualcomm Inc. as "Qualcomm."

**Interest Rate:** **10.35% per annum**, paid monthly and calculated on a 30/360 basis.

**Protection Amount:** **$11.38 initially, which is equal to 30% of the Initial Share Price, subject to adjustments.**

**Maturity Date:** October 25, 2007*

**Pricing Date:** October 20, 2006

**Settlement Date:** On or about October 25, 2006

**Observation Date:** October 22, 2007*

**CUSIP:** 48123JGU7

**Interest Payment Date:** Interest on the notes will be payable monthly on the 25th day of each month (each such date, an "Interest Payment Date"), commencing November 25, 2006, to and including the Interest Payment Date corresponding to the Maturity Date. Interest will be calculated on the basis of a 360-day year of twelve thirty-day months; for more information about when you receive your interest payment in this pricing supplement see "Selected Purchase Considerations – Monthly Interest Payments."

**Payment at Maturity:** The payment at maturity, in excess of accrued and unpaid interest, is based on the performance of the Reference Stock.  You will receive $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest at maturity *unless*:

    (i)    the Final Share Price is less than the Initial Share Price; *and*

    (ii)    on any day during the Monitoring Period, the **closing price** of the Reference Stock has declined, as compared to the Initial Share Price, by more than the Protection Amount.

    If the conditions described in (i) and (ii) are both satisfied, at maturity you will receive, instead of the principal amount of your notes, the number of shares of the Reference Stock equal to the Physical Delivery Amount plus any accrued and unpaid interest.  Fractional shares will be paid in cash.  **The market value of the Physical Delivery Amount will most likely be less than the principal amount of your notes and may be zero.**

**Monitoring Period:** The period from the Pricing Date to and including the Observation Date.

**Physical Delivery Amount:** The number of shares of the Reference Stock, per $1,000 principal amount of the notes, equal to $1,000 divided by the Initial Share Price, subject to adjustments.

**Initial Share Price:** $37.92, the closing price of the Reference Stock on the Pricing Date.  The Initial Share Price is subject to adjustments in certain circumstances.  See "Description of Notes – Payment at Maturity" and "General Terms of the Notes – Anti-dilution Adjustments" in the accompanying product supplement no. 34-III for further information about these adjustments.

**Final Share Price:** The closing price of the Reference Stock on NASDAQ on the Observation Date.

    *    Subject to postponement in the event of a market disruption event, as described under "General Terms of Notes" in the accompanying product supplement no. 34-III.

**Investing in the Reverse Exchangeable Notes involves a number of risks.  See "Risk Factors" beginning on page PS-5 of the accompanying product supplement no. 34-III and "Selected Risk Considerations" beginning on page PS-1 of this pricing supplement.**

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus.  Any representation to the contrary is a criminal offense.

| | Price to Public | Fees and Commissions (1) | Proceeds to Us |
|---|---|---|---|
| **Per note** | $1,000 | $44.50 | $955.50 |
| **Total** | $1,174,000 | $52,243 | $1,121,757 |

(1) J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $44.50 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $32.25 per $1,000 principal amount note. The concessions of $32.25 include concessions allowed to selling dealers and concessions allowed to an arranging dealer. See "Underwriting" beginning on page PS-26 of the accompanying product supplement no. 34-III.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

## JPMorgan

October 20, 2006

**ADDITIONAL TERMS SPECIFIC TO THE NOTES**

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 34-III dated October 12, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 16, 2006, and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 34-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 34-III dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003121/e25284_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

**Selected Purchase Considerations**

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay 10.35% interest per year, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS** — The notes offer monthly interest payments at 10.35% per annum. Interest will be payable monthly in arrears on the 25th day of each month, commencing November 25, 2006 up to and including the Maturity Date, to the holders of record at close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If the 25th day in any month is not a Business Day, payment shall be made on the next Business Day immediately following such 25th day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly interest payment due in November 2006 shall be payable on November 27, 2006.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — Your return of principal at maturity is protected so long as the Final Share Price does not decline from the Initial Share Price or the closing price of the Reference Stock does not decline, as compared to the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period. **However, if the Final Share Price declines from the Initial Share Price and the closing price of the Reference Stock on any day during the Monitoring Period has declined by more than the Protection Amount, you could lose the entire principal amount of your notes.**

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 34-III. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as a unit comprising a Put Option and a Deposit for U.S. federal income tax purposes. Of the $8.63 quarterly coupon payable per $1,000 principal amount note, we intend to treat $4.50 as interest on the Deposit and $4.13 as Put Premium. By purchasing the notes, you agree to treat the notes for U.S. federal income tax purposes consistently with our treatment as described above. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income while receipt of the Put Premium will not be taxable to you prior to maturity or sale. However, there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

**Selected Risk Considerations**

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 34-III dated October 12, 2006.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the **closing price** of the Reference Stock has declined from the Initial Share Price by more than the Protection Amount ($11.38 initially) on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a predetermined number of shares of the Reference Stock. The market value of those shares of the Reference Stock will most likely be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.

- **YOUR PROTECTION AMOUNT MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES** - If, on any day during the Monitoring Period, the closing price of the Reference Stock declines below the Initial Share Price minus the Protection Amount ($11.38 initially), you will be fully exposed to any depreciation in the Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, *and* if the Final Share Price is less than the Initial Share Price ($37.92 initially), you will receive at maturity a predetermined number of shares of Reference Stock and, consequently, you will lose 1% of the principal amount of your investment for every 1% decline in the Final Share Price compared to the Initial Share Price. You will be subject to this potential loss of principal even if the price of the Reference Stock subsequently recovers such that the Final Share Price closes at a level above the

JPMorgan Structured Investments —
Reverse Exchangeable Notes Linked to the Common Stock of Qualcomm Inc.

PS- 1

Initial Share Price minus the Protection Amount ($11.38 initially). If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE STOCK — Unless (i) the Final Share Price is less than the Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of the Reference Stock has declined, as compared to the Initial Share Price, by more than the Protection Amount ($11.38 initially), for each $1,000 principal amount note, you will receive $1,000 at maturity plus accrued and unpaid interest, regardless of any appreciation in the value of the Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.

- **NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK** — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, Qualcomm will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

- **NO AFFILIATION WITH QUALCOMM INC.** — We are not affiliated with Qualcomm. We assume no responsibility for the adequacy of the information about Qualcomm contained in this pricing supplement or in product supplement no. 34-III. You should make your own investigation into the Reference Stock and Qualcomm. We are not responsible for Qualcomm's public disclosure of information, whether contained in SEC filings or otherwise.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to maturity could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with Qualcomm, including extending loans to, or making equity investments in, Qualcomm or providing advisory services to Qualcomm. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Qualcomm, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of Qualcomm as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCK** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 34-III.

### Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and assuming that the closing price of the Reference Stock did not decline, as compared to the Initial Share Price, by more than the Protection Amount on any day from the Pricing Date to and including the Observation Date, except as indicated in the column titled "Hypothetical lowest closing price during the Monitoring Period." For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price:  $38.00
- the Protection Amount: $11.40
- Interest: 10.35%

| Hypothetical lowest closing price during the Monitoring Period | Hypothetical Final Share Price | Payment at Maturity | Total Value of Payment Received at Maturity* |
|---|---|---|---|
| $38.00 | $50.00 | $1,000.00 | $1,000.00 |
| $19.00 | $39.00 | $1,000.00 | $1,000.00 |
| $38.00 | $38.00 | $1,000.00 | $1,000.00 |
| $26.60 | $26.60 | $1,000.00 | $1,000.00 |
| $19.00 | $37.00 | 26 shares of the Reference Stock | $962.00 |
| $19.00 | $19.00 | 26 shares of the Reference Stock | $494.00 |
| $5.00 | $5.00 | 26 shares of the Reference Stock | $130.00 |
| $0.00 | $0.00 | 26 shares of the Reference Stock | $0.00 |

\* Note that you will receive at maturity, in addition to either shares of the Reference Stock or the principal amount of your note in cash, any accrued and unpaid interest in cash. Also note that if you receive the Physical Delivery Amount, you will receive the value of any fractional shares in cash.

The examples on the following page illustrate how the total value of payments received at maturity set forth in the table above are calculated.

**Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $19.00 but the Final Share Price is $39.00.** Because the Final Share Price of $39.00 is greater than the Initial Share Price of $38.00, holders will receive a payment at maturity of $1,000 per $1,000 principal amount note.

**Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $19.00 and the Final Share Price is $37.00.** Because the Final Share Price of $37.00 is less than the Initial Share Price of $38.00 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount of the Reference Stock at maturity. Because the share price of the Reference Stock is $37.00, the total value of your final payment at maturity is $962.00.

**Example 3: The closing price of the Reference Stock between the Pricing Date and before the Observation Date does not reflect a decline of more than the Protection Amount. However, the closing price of the Reference Stock on the Observation Date is $19.00, a decline of more than the Protection Amount.** Because the Final Share Price of $19.00 is less than the Initial Share Price of $38.00 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount at maturity. The total value of the Physical Delivery Amount of Qualcomm shares of the Reference Stock is $494.00 because each of the 26 shares of the Reference Stock is worth $19.00.

**Example 4: The Final Share Price of $26.60 is less than the Initial Share Price of $38.00 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period.** Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $26.60 is less than the Initial Share Price of $38.00.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will have received interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $103.50 over the term of the notes. The actual number of shares of the Reference Stock you receive at maturity and the actual Protection Amount may be more or less than the amounts displayed in these examples and the chart above and will depend on the closing price of the Reference Stock on the pricing date. On the pricing date, the Initial Share Price was $37.92 and the Protection Amount was $11.38, subject to adjustments.

## The Reference Stock

### Public Information

All information contained herein on the Reference Stock and on Qualcomm is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Qualcomm introduced the digital communication technique known as CDMA. CDMA is one of the main technologies currently used in digital wireless communications networks. CDMA and the other main digital wireless communications technologies, TDMA and GSM are the digital technologies used to transmit a wireless phone user's voice or data over radio waves using the wireless phone operator's network. The Reference Stock is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on NASDAQ, which we refer to as the Relevant Exchange in the accompanying product supplement no. 34-III. Information provided to or filed with the SEC by Qualcomm pursuant to the Exchange Act can be located by reference to SEC file number 000-19528, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

### Historical Information of the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing price (in U.S. dollars) of the Reference Stock from January 5, 2001 through October 20, 2006. The closing price of the Reference Stock on October 20, 2006 was $37.92. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Reference Stock during the term of the notes. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Qualcomm will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.



Historical Performance of Qualcomm Inc.

Source: Bloomberg

JPMorgan Structured Investments —
Reverse Exchangeable Notes Linked to the Common Stock of Qualcomm Inc.

PS- 3